SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of August, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:

Listing Applications, Irish Stock Exchange
The FSA


Date: 10 August 2006

AVS No:
Name of applicant:                          Ryanair Holdings plc
Name of scheme:                             1998 Share Option Scheme
                                            2000 Share Option Scheme

Period of return:                     From: 20 December 2006   To:10 August 2006

Balance under scheme from previous return:  Nil.

The amount by which the block scheme
has been increased, if the scheme has
been increased since the date of the
last return:                                N/A


Number of securities issued/allotted
under scheme during period:                2,189,746

                                           Ryanair Holdings plc Share Option
                                           Plan 1998
                                           (472,448)

                                           Ryanair Holdings plc Share Option
                                           Plan 2000
                                           (1,717,298)

Balance under scheme not yet
issued/allotted at end of period           4,020,692

Number and class of securities             6,210,438         23 December 2005
originally listed and the date of
admission
                                           Ryanair Holdings plc Share Option
                                           Plan 1998
                                           (1,795,492)

                                           Ryanair Holdings plc Share Option
                                           Plan 2000
                                           (4,414,946)

Total number of securities in issue
at the end of the period                   771,729,697



Name of contact:     Jim Callaghan
Address of contact: Ryanair Corporate Head Office, Dublin Airport, Co. Dublin Telephone number of contact: +35318121236


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


_______________________________________________
Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 August, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director